UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces the settlement of its global notes offering
—

Rio de Janeiro, September 10, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the statements disclosed on September 3, 2025, announces the settlement of its global notes offering in the international capital markets, totaling US$ 1 billion with maturity in 2030 and US$ 1 billion with maturity in 2036, issued through its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”).

The transaction was priced on September 3, 2025, and achieved the lowest spread over Brazilian Republic bonds since 2006 for the notes maturing in 2036, and the lowest since 2002 for the notes maturing in 2030. Additionally, it achieved the lowest spread over U.S. Treasury bonds since 2011 for the notes maturing in 2036, and the lowest since 2001 for the notes maturing in 2030.

The total demand for the offering was approximately 3.4 times higher than the volume issued, with nearly 190 orders from investors across North America, Europe, Asia, and Latin America.

Below are the key terms of each of the issuances:

5.125% Global Notes due 2030

•	Amount: US$ 1 billion
•	Coupon: 5.125% per year
•	Interest Payment Dates: March 10 and September 10 of each year, commencing on March 10, 2026
•	Issue Price: 99.024%
•	Yield to Investors: 5.350% per year
•	Maturity: September 10, 2030
•	Ratings: BB (Fitch) / Ba1 (Moody’s) / BB (S&P)

6.250% Global Notes due 2036

•	Amount: US$ 1 billion
•	Coupon: 6.250% per year
•	Interest Payment Dates: January 10 and July 10 of each year, commencing on January 10, 2026
•	Issue Price: 97.784%
•	Yield to Investors: 6.550% per year
•	Maturity: January 10, 2036
•	Ratings: BB (Fitch) / Ba1 (Moody’s) / BB (S&P)

The offering was registered with the U.S. Securities and Exchange Commission (“SEC”) and is fully, unconditionally and irrevocably guaranteed by Petrobras.

The net proceeds from the sale of the notes are expected to be used for general corporate purposes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer